

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2018

Terry Rosen, Ph.D.
Chief Executive Officer
Arcus Biosciences, Inc.
3928 Point Eden Way
Hayward, CA 94545

>   **Re: Arcus Biosciences, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed February 16, 2018**
>   **File No. 333-223086**

Dear Dr. Rosen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, Significant Judgments and Use of Estimates
Stock-Based Compensation Expense , page 78

1.   Please disclose your equity issuances and related common stock valuations during the period presented, similar to and in agreement with the information provided in your February 20, 2018 letter.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of

Terry Rosen, Ph.D.
Arcus Biosciences, Inc.
March 1, 2018
Page 2

action by the staff.

 Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

 You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Suzanne Hayes at 202-551-3675 with any other questions.


Division of Corporation Finance
Office of Healthcare & Insurance


cc: Heidi E. Mayon, Esq.